FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No.  1   Holding(s) in Company released on 03 February 2003
No.  2   FRN Variable Rate Fix released on 04 February 2003
No.  3   FRN Variable Rate Fix released on 04 February 2003
No.  4   FRN Variable Rate Fix released on 04 February 2003
No.  5   Notification of Disposal released on 06 February 2003
No.  6   Notification of Transfer released on 07 February 2003
No.  7   FRN Variable Rate Fix released on 07 February 2003
No.  8   FRN Variable Rate Fix released on 07 February 2003

Document No. 1

                               NORTHERN ROCK PLC

                     DISCLOSURE OF MAJOR INTEREST IN SHARES


In accordance with Sections 198-202 of the Companies Act 1985 (the Act), the Company has been notified on 31 January 2003 that FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders have a notifiable interest in 16,500,137 ordinary 25p shares of the Company representing a non-beneficial holding of 3.92% of the issued share capital of the Company.


FMR Corp. is the parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.


FIL is the parent holding company for various direct and indirect subsidiaries including Fidelity Investment Services Limited (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients.


The notifiable interests also comprise that of Mr Edward C Johnson 3d, 82 Devonshire Street, Boston, MA 02109 (a principal shareholder of FMR Corp. and
FIL) and interests held on behalf of authorised unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.


These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries and FIL and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.


The disclosable interests arise under Section 208 (4) (b) of the Act, namely where a person, not being a registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under Section 203 of the Act respectively.

Document No. 2

RE:     NORTHERN ROCK PLC
        GBP 50,000,000 SERIES 215 EMTN
        DUE: FEBRUARY 2005
        ISIN: XS0142674844

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
03FEB03 TO 01MAY03 HAS BEEN FIXED AT 4.0725 PCT PER ANNUM.

INTEREST PAYABLE VALUE 01MAY03 WILL AMOUNT TO:
GBP 97.07 PER GBP 10,000 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 207 508 3858/3855 OR FAX: 44 207 508 3881

RATE FIX DESK
CITIBANK N.A. LONDON

Document No. 3

RE:   NORTHERN ROCK PLC
      GBP 50,000,000 SERIES 149 EMTN
      DUE: FEBRUARY 2004
      ISIN: XS0094489779

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
03FEB03 TO 02MAY03 HAS BEEN FIXED AT 4.1825 PCT PER ANNUM

INTEREST PAYABLE VALUE 02MAY03 WILL AMOUNT TO:
GBP 1,008.38 PER GBP 100,000 DENOMINATION.


IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

RATEFIX DESK
CITIBANK N.A., LONDON

Document No. 4

RE:  NORTHERN ROCK PLC
     GBP 15,000,000 SERIES 214 EMTN
     DUE FEBRUARY 2004
     ISIN: XS0142579423

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
04FEB03 TO 06MAY03 HAS BEEN FIXED AT 3.96625 PCT PER ANNUM

INTEREST PAYABLE VALUE 06MAY03 WILL AMOUNT TO:
GBP 988.85 PER GBP 100,000 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3856/3855 OR FAX: 44 20 7508 3881.

RATEFIX DESK
CITIBANK N.A, LONDON

Document No. 5

                               NORTHERN ROCK PLC

                       NOTIFICATION OF DISPOSAL OF SHARES
                     BY NORTHERN ROCK QUEST COMPANY LIMITED


The Trustees of the Northern Rock Qualifying Employee Share Ownership Trust, Northern Rock Quest Company Limited ("QUEST") hereby give notice that the Executive Directors of Northern Rock plc namely:

A J Applegarth
D F Baker
R F Bennett

have a potential interest in QUEST and that the Trustees of QUEST disposed of the following Ordinary shares in the Company:


Date of Disposal            No. of Shares               Price per Share             Percentage of Issued
                                                                                    Share Capital
6 February 2003             1,629                       GBP3.81                       0.0004


These shares were transferred to participants in the Northern Rock Sharesave Scheme.

Following this transaction QUEST holds a total of 3,312,514 Ordinary 25p shares in the Company representing 0.79% of the Company's issued share capital.

Document No. 6

                               NORTHERN ROCK PLC

       Notification of Transfer of Shares by Northern Rock Employee Trust

Northern Rock plc (the Company) announces that on 7 February 2003 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 236 Ordinary 25p Shares (Shares) in the Company at GBP6.78 per Share to an individual in relation to an employee share scheme. The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transactions, the Northern Rock Employee Trust holds a total of 5,817,686 Shares representing 1.38% of the Company's issued share capital.

Document No. 7

RE:   NORTHERN ROCK PLC
      GBP 6,000,000 SERIES 228 EMTN
      DUE AUGUST 2007
      ISIN: XS0152976204

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
07FEB03 TO 07MAY03 HAS BEEN FIXED AT 3.8575 PCT PER ANNUM.

INTEREST PAYABLE VALUE 07MAY03 WILL AMOUNT TO:
GBP 94.06 PER GBP 10,000 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 171 508 3857/3855 OR FAX: 44 171 508 3881.

Document No. 8

RE: NORTHERN ROCK PLC
    GBP 6,000,000 SERIES 228 EMTN
    DUE AUGUST 2007
    ISIN: XS0152976204

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
07FEB03 TO 07MAY03 HAS BEEN FIXED AT 3.8575 PCT PER ANNUM.

INTEREST PAYABLE VALUE 07MAY03 WILL AMOUNT TO:
GBP 94.06 PER GBP 10,000 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 171 508 3857/3855 OR FAX: 44 171 508 3881.

RATEFIX DESK
CITIBANK N.A., LONDON

                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  10 February 2003         By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary